Table of Contents

Banco Bradesco S.A
Exhibit 6.1

Earnings per share	December 31,
	2008	2009	2010
Weighted average number of preferred shares outstanding (in shares)	1,859,666,468	1,863,331,330	1,888,101,371
10% right for preferred shares (in shares)	185,966,647	186,333,133	188,810,137
Adjusted weighted average number of preferred shares outstanding (in shares) for EPS calculation	2,045,633,115	2,049,664,463	2,076,911,508
Weighted average number of common shares outstanding (in shares)	1,853,242,280	1,856,952,050	1,881,132,857
Total weighted average number of shares outstanding (in shares) (A)	3,898,875,395	3,906,616,513	3,958,044,365
Net income (in millions of reais) (B)	R$7,018	R$9.216	R$9,662
EPS for common shares (B)/(A)=(C)	R$1.78	R$2.34	R$2.45
EPS for preferred shares (C) + 10%	R$1.96	R$2.56	R$2.68